[CORESITE LETTERHEAD]

December 14, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Jennifer Monick

Senior Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             CoreSite Realty Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed February 24, 2012

File No. 1-34877

Dear Ms. Monick:

CoreSite Realty Corporation (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 5, 2012, relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2011.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the year ended December 31, 2011

Management ‘s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Contractual Obligations, page 40

1.              Please confirm that you will disclose the amount of interest related to your debt in future filings.  Please refer to footnote 46 in our Release 33-8350.

Response:  In future filings, the Company will expand its disclosure to include estimated interest related to our debt.

Capitalization of Costs, page 40

2.              In future filings, please disclose the total amount of capitalized internal costs during each fiscal year related to your redevelopment projects, your development projects, and your leasing of real estate. Further, please specifically quantify the amount of salaries capitalized in each category. Please provide us an example of your proposed disclosure.

Response:  In future filings, the Company will disclose the total amount of capitalized internal costs during each fiscal year related to its development projects and leasing of real estate. The Company will also quantify the aggregate internal personnel costs that are capitalized to development projects and leasing activities.

An example of our future Critical Accounting Policy disclosure relating to capitalized costs is as follows:

Capitalization of Costs. Capitalized lease commissions consist of commissions paid to third party leasing agents and internal sales commissions paid to employees for the successful execution of lease agreements. During the years ended December 31, 2012, 2011, and 2010, we capitalized $XXX million, $XXX, million and $XXX million, respectively, of internal sales commissions.

Direct and indirect costs that are clearly associated with the development of properties are capitalized as incurred. During the land development and construction periods, we capitalize construction costs, legal fees, financing costs, real estate taxes and insurance and internal costs of personnel performing development, if such costs are incremental and identifiable to a specific development project.  We cease cost capitalization on development space once the space is ready for its intended use and held available for occupancy. Indirect costs that do not clearly relate to the projects under development are not capitalized and are charged to expense as incurred.  Indirect costs capitalized for the years ended December 31, 2012, 2011, and 2010 are as follows (in thousands):

	December 31,	December 31,	December 31,
	2012	2011	2010
Capitalized interest	$ xxx	$ xxx	$ xxx
Real estate taxes and insurance	xxx	xxx	xxx
Internal costs of personnel	xxx	xxx	xxx
Capitalized indirect development costs	$ xxx	$ xxx	$ xxx

Financial Statements

Consolidated Statements of Cash Flows, page 48

3.              Please revise to separately disclose capital expenditures related to redevelopment projects and development projects. Additionally, if material, separately detail expenditures for capital improvements by property.

Response: The Company respectfully informs the Staff that we believe distinguishing capital expenditures between redevelopment and development projects is not significant to its business or management team and we do not believe it would provide useful information to our investors and other users of our Consolidated Financial Statements.  Capital expenditures relating to our redevelopment and development projects are similar in nature and require similar capital investment in order to ready the property for its intended use.  Furthermore, the Company will reconsider distinguishing between redevelopment and development projects within its future filings.  Also, the Company has multiple projects under development and separately detailing expenditures by property is not significant to the Consolidated Statement of Cash Flows or to an investor’s understanding of its development projects.

Upon considering the Staff’s comment, the Company believes it is meaningful to disclose the type of capital expenditure on an aggregate basis within the Consolidated Statement of Cash Flows. Therefore in future filings, the Company will separately disclose within the Investing section of the Consolidated Statement of Cash Flows those cash outflows relating to acquisitions, tenant improvements and construction in progress.

Notes to Consolidated Financial Statements, page 49

17. Commitments and Contingencies, page 66

4.              We note your disclosure that you believe that the litigation with Mr. Brumer will not have a material adverse effect on your business, financial position or liquidity. Please tell us and revise future filings to address whether or not you believe this matter will have a material adverse effect on your results of operations as well.

Response: On November 12, 2012, the Company was approached by Mr. Brumer’s counsel to discuss the possibility of scheduling a mediation conference during late November or December 2012. At the mediation conference, which took place on December 6, 2012, the Company reached an immaterial settlement with Mr. Brumer pursuant to which Mr. Brumer will receive a cash payment.  The Company does not consider this settlement as having a material adverse effect on its business, financial position, liquidity or results of operations.  The Company estimates the settlement to occur prior to December 31, 2012.

5.              You disclose that the ultimate resolution of the litigation with Mr. Brumer is not estimable at this time. Please tell us and revise future filings to disclose whether or not you can estimate the possible loss or range or loss. If you are not able to provide this disclosure, please tell us why and when you think circumstances will change to allow for such an estimate. Reference is made to paragraph 4b of ASC 450-20-50.

Response: On November 12, 2012, the Company was approached by Mr. Brumer’s counsel to discuss the possibility of scheduling a mediation conference during late November or December 2012. At the mediation conference, which took place on December 6, 2012, the Company reached an immaterial settlement with Mr. Brumer pursuant to which Mr. Brumer will receive a cash payment.  The Company does not consider this settlement as having a material adverse effect on its business, financial position, liquidity or results of operations.  The Company estimates the settlement to occur prior to December 31, 2012.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•            the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•            Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•            the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-405-8303. Thank you again for your time and consideration.

Respectfully submitted,

/s/ Jeffrey S. Finnin
Jeffrey S. Finnin
Chief Financial Officer

cc: Derek McCandless (CoreSite Realty Corporation)